Exhibit 99.3

NIO Inc.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

Notice of Class C Meeting

to be held on August 25, 2022

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that a class meeting (the “Class C Meeting”) of holders of Class C ordinary shares with a par value of US$0.00025 each (the “Class C Ordinary Shares”) of NIO Inc. (the “Company”) will be held at 10 am, Beijing time, on August 25, 2022 at August 25, 2022 at Building 16, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China, for the purposes of considering and, if thought fit, passing each of the following resolution (the “Class-based Resolution”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution at each of the class meeting of holders of Class A ordinary shares with a par value of US$0.00025 each and the annual general meeting of the Company convened on the same date and at the same place as the Class C Meeting, the Company’s Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company’s Hong Kong listing document dated February 28, 2022, by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24.

The passing of the above resolution requires approval by holders of two-thirds of the voting rights of those present and voting in person or by proxy for Class C Ordinary Shares, on a one share one vote basis. The quorum of the Class C Meeting shall be one or more members holding at least one-third of the issued Class C Ordinary Shares.

SHARES RECORD DATE

The board of directors of the Company has fixed the close of business on July 22, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of Class C Ordinary Shares . Holders of record of the Class C Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class C Meeting and any adjourned meeting thereof.

ATTENDING THE CLASS C MEETING

Only holders of record of Class C Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class C Meeting.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class C Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class C Meeting venue, or to instruct any person to leave the Class C Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class C Meeting.

PROXY FORMS

A holder of Class C Ordinary Shares as of the Shares Record Date may attend in person or appoint a proxy to exercise his or her rights at the Class C Meeting. Please refer to the proxy form (for holders of Class C Ordinary Shares), which is available on our website at ir.nio.com.

You are urged to complete, sign, date and return the accompanying proxy form to the Company as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10 am, Beijing time, on August 23, 2022 at Building 20, No. 56 AnTuo Road, Jiading District, Shanghai, 201804, People’s Republic of China, or by email at ir@nio.com, to ensure your representation at the Class C Meeting.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.nio.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov, or by contacting Investor Relations Department, NIO Inc., Building 20, No. 56 AnTuo Road, Jiading District, Shanghai, 201804, People’s Republic of China, or by email to ir@nio.com.

By Order of the Board of Directors,
NIO Inc.

/s/ Bin Li
Bin Li
Chairman of the Board

Executive Office: Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804 People’s Republic of China	Registered Office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

July 26, 2022